December 14, 2011

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Cash
Kevin Stertzel

Re:	Cereplast, Inc. (the “Company”)
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 1-34689

Ladies and Gentlemen:

The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated December 1, 2011. We respond to such comments as follows:

Form 10-Q for Fiscal Quarter Ended September 30, 2011 Financial Statements

Concentrations of Credit Risk, page 7

1.	We note your disclosure which indicates your large European customers are either delinquent or nearing delinquency, regarding amounts owed to the company for sales you’ve previously recognized. Please address the following:

•	Please tell us and disclose the credit terms you have granted these European customers and whether any amounts you have recognized as revenue and accounts receivable are in dispute.

•

We note that certain of your European customers may be distributors. If true, please tell us and expand your revenue recognition policy to describe the terms of sales to distributors including credit terms, rights of return, etc.

•

Your disclosure indicates that one European customer is not yet delinquent but you expect payment later in the year. Please modify this disclosure to provide more clarity regarding the expected timing of payment and whether the payment is expected within the agreed upon payment terms.

Corporate Headquarters: 300 N. Continental Blvd., Suite 100, El Segundo, CA 90245 / Phone: 310.615.1900 / Fax: 310.615.9800 / www.cereplast.com

•

It appears your accounts receivable balance at September 30, 2011 is nearly equal to your sales for the nine months ended September 30, 2011. We further note your disclosure indicating collectability concerns associated with your European customers. Please tell us why you believe collectability was reasonably assured at the time you recognized revenue for these European customers.

Response:

•

Credit terms granted to these European customers range from cash in advance to 90 days from receipt of goods. With respect to the customers with whom we have significant concentrations of outstanding accounts receivable, agreed credit terms with these customers are 90 days from receipt of goods. None of these amounts, which have been recognized as revenue and accounts receivable, are in dispute. We will amend the disclosure in the Concentration of Risk section of footnote 2 as follows:

Concentration of credit risk with respect to accounts receivable is limited to certain European customers to whom we make substantial sales. As of September 30, 2011 we had one large European customer that accounted for $7.6 million, or 36% of our accounts receivable balance, which is past due. We have another large European customer with $6.1 million, or 29% of our receivable balance, which is expected to be paid as current invoices come due, during the period December, 2011 through February 2012, in accordance with agreed payments terms. Agreed upon payment terms for both of these customers are 90 days from receipt of goods. These customers have acknowledged to us their agreement with the amounts owing and no amounts recognized in revenue or recorded in accounts receivable from these customers are in dispute. To reduce risk, we routinely assess the financial strength of our most significant customers, using standard credit risk evaluation methods with reference to publicly available and customer supplied information, and monitor the amounts owed to us, taking appropriate action when necessary. As a result of the recent deterioration in the general economic conditions in Europe and the slow payment by some of our European customers, we have increased our allowance for doubtful accounts by $1.7 million to reflect management’s assessment of credit risk associated with these customer balances. We are working with all customers to mitigate credit risk and ensure collection of all outstanding amounts.

•

Certain of our customers are distributors. Sales to distributors are made under agreements with generally the same terms of sale and credit as all other customer agreements, which do not allow for return of product, other than defective product. We will expand our revenue recognition policy as follows:

Revenue Recognition

We recognize revenue at the time of shipment of products, when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the price to the customer is fixed or determinable; and (iv) collection of the sales price is probable.

Certain of our product sales are made to distributors under agreements with generally the same terms of sale and credit as all other customer agreements. Revenue from product sales to our customers, including our customers who are distributors, is recognized upon shipment provided the above noted fundamental criteria of revenue recognition are met. The sale of products to our customers who are distributors is not contingent upon the distributor selling the product to the end-user, and our current agreements with distributors do not have any rights of return.

•

We will modify our disclosure in the Concentration of Credit Risk section of footnote 2 regarding the European customer that is referenced as not being delinquent but from which payment is expected, within terms, later in the year, to disclose that such customer is not delinquent and invoices are expected to be paid as they come due in accordance with agreed payment terms. Please see proposed revised Concentration of Credit risk section of footnote 2 set forth above under the first bullet point response of this letter.

•

At the time of recognizing the revenue from product sales, we believed that the collectability of the sales price was reasonably assured as a result of our assessment of the credit worthiness of the customers. We used standard credit risk evaluation methods, including assessment of general country credit risk, using customer supplied information and publicly available credit information from both US and sources within the relevant country. We also used publicly available information on the financial strength and local reputation of the company and its owners, when available. Based on our analysis, we believed, at the time of product shipments, that these customers were creditworthy and would be able to pay amounts due within the agreed upon credit terms and therefore considered that collectability was reasonably assured. The disclosure included in our 10-Q was included to reflect collectability concerns because of recent deterioration of financial and credits conditions in Europe.

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately addresses the comments of the Commission. Should you have any questions, please do not hesitate to contact the undersigned at 310-615-1900 ext. 155 or our counsel, Marcelle S. Balcombe, Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Very truly yours,

/s/ Heather E. Sheehan
Heather E. Sheehan Senior Vice President & Chief Financial Officer